                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        CHANCELLOR BROADCASTING COMPANY
                        -------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  158910 10 9
                                  -----------
                                 (CUSIP Number)

                               Scott K. Ginsburg
                          Chancellor Media Corporation
                            433 E. Las Colinas Blvd.
                                   Suite 1130
                                Irving, TX 75039
                                 (972) 869-9020
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                           John D. Watson, Jr., Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200

                               September 5, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



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                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 158910 10 9

1.       NAME OF REPORTING PERSONS:

         Scott K. Ginsburg

         IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

         N/A

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [   ]
                                                                                                          (b) [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                              [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                                                                    0

8.       SHARED VOTING POWER:                                                                                  0

9.       SOLE DISPOSITIVE POWER:                                                                               0

10.      SHARED DISPOSITIVE POWER:                                                                             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                     0%

14.      TYPE OF REPORTING PERSON:

         IN



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                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 158910 10 9

1.       NAME OF REPORTING PERSONS:

         Matthew E. Devine

         IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

         N/A

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [   ]
                                                                                                          (b) [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                              [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                                                                    0

8.       SHARED VOTING POWER:                                                                                  0

9.       SOLE DISPOSITIVE POWER:                                                                               0

10.      SHARED DISPOSITIVE POWER:                                                                             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                     0%

14.      TYPE OF REPORTING PERSON:

         IN



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                        AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP NO. 158910 10 9

1.       NAME OF REPORTING PERSONS:

         Chancellor Media Corporation (formerly known as Evergreen Media Corporation)

         IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

         EIN 75-2247099

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [   ]
                                                                                                          (b) [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                              [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                                                                    0

8.       SHARED VOTING POWER:                                                                                  0

9.       SOLE DISPOSITIVE POWER:                                                                               0

10.      SHARED DISPOSITIVE POWER:                                                                             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                     0%

14.      TYPE OF REPORTING PERSON:

         CO



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         The Schedule 13D (the "Schedule 13D") filed on March 3, 1997 by Scott
K. Ginsburg, Matthew E. Devine and Evergreen Media Corporation relating to the Class A Common Stock, par value $.01 per share, of Chancellor Broadcasting Company, is hereby amended by this Amendment No. 1 ("Amendment No. 1") as follows:

         1. ITEM 4 (PURPOSE OF TRANSACTION) is amended to report that on September 5, 1997, the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of February 19, 1997 and amended and restated as of July 31, 1997 (the "Merger Agreement"), among Chancellor Broadcasting Company, a Delaware corporation ("Chancellor"), Chancellor Radio Broadcasting Company, a Delaware corporation ("CRBC"), Evergreen Media Corporation, a Delaware corporation ("Evergreen"), Evergreen Mezzanine Holdings Corporation, a Delaware corporation ("EMHC"), and Evergreen Media Corporation of Los Angeles, a Delaware corporation ("EMCLA") were consummated. Pursuant to the Merger Agreement, (i) Chancellor was merged (the "Parent Merger") with and into EMHC, a wholly-owned subsidiary of Evergreen and (ii) CRBC was merged (the "Subsidiary Merger" and, collectively with the Parent Merger, the "Merger") with and into EMCLA, a wholly-owned subsidiary of EMHC. Upon completion of the Parent Merger, Evergreen was renamed Chancellor Media Corporation and EMHC was renamed Chancellor Mezzanine Holdings Corporation. Upon completion of the Subsidiary Merger, EMCLA was renamed Chancellor Media Corporation of Los Angeles. As a result of the Parent Merger, among other things, each share of Chancellor's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and each share of Chancellor's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), outstanding immediately prior to the effective time of the Parent Merger (the "Effective Time") was converted into the right to receive 0.9091 shares of Common Stock, par value $.01 per share, of Chancellor Media Corporation. Following consummation of the Merger, applications to de-list the Class A Common Stock from The Nasdaq National Market and to terminate the registration of the Class A Common Stock under
Section 12(g) of the Securities Exchange Act of 1934, as amended, were filed.

         2. ITEM 5 (INTEREST IN SECURITIES OF THE ISSUER) is amended to report that, at the Effective Time, the Stockholders Agreement (as such term is defined in the Schedule 13D) terminated pursuant to its terms. Accordingly, at such time, any interest that Mr. Ginsburg, Mr. Devine and Evergreen may have been deemed to have in the Class A Common Stock or the Class B Common Stock as a result of the Stockholders Agreement also terminated at the Effective Time.

         In addition, Item 5 (Interest in Securities of the Issuer) is amended to report that applications to de-list the Class A Common Stock from The Nasdaq National Market and to terminate the registration of the Class A Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, were filed following consummation of the Merger.



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            ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  Joint Filing Agreement, dated as of September 15, 1997, by and among
              Chancellor Media Corporation, Scott K. Ginsburg and
              Matthew E. Devine.





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                                   SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 15, 1997


                                 By: /s/ Scott K. Ginsburg
                                     -----------------------------------
                                     Scott K. Ginsburg



                                 By: /s/ Matthew E. Devine
                                     -----------------------------------
                                     Matthew E. Devine



                                 CHANCELLOR MEDIA CORPORATION
                                 (formerly known as Evergreen Media Corporation)


                                 By: /s/ Scott K. Ginsburg
                                     -----------------------------------
                                     Name:    Scott K. Ginsburg
                                     Title:   President and
                                              Chief Executive Officer






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                                 EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement, dated as of September 15, 1997, by and among Chancellor Media Corporation, Scott K. Ginsburg and Matthew E. Devine.





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